Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Pzena Investment Management, Inc. (the "Company") for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission (the "Report"), I, Richard S. Pzena, as Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by section 906 has been provided to Pzena Investment Management, Inc. and will be retained by Pzena Investment Management, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 11, 2011   /s/ RICHARD S. PZENA
                                               —————————————————————
                                               Richard S. Pzena
                                               Chief Executive Officer
                                               (principal executive officer)